J.M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

jmwlkr85@gmail.com

303-482-2731 facsimile

June 8, 2012

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Chambre Malone

Re:

Restoration Industries, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 27, 2012

Filing No. 333-179522

Dear Ms. Malone:

In response to your letter dated May 8, 2012 that included comments regarding our registration statement, we have prepared the following replies:

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

The disclosure has been updated to include risk factors discussing our status as an emerging growth company.  We are opting out of the extended transition period, and it has been noted that it is irrevocable.

Table of Contents, page 5

2.

Please delete the reference to selling security holders in your table of contents.

The disclosure has been revised.

Risk Factors, page 8

3.

Please revise the first risk factor to reflect the correct incorporation date as October 2006 rather than December 2006.

The disclosure has been revised for accuracy.

4.

We note your response to comment five in our letter dated March 12, 2012. We note that you have not addressed the fourth and fifth bullets in your revised risk factor disclosures. Please advise us in this regard or revise your disclosure accordingly.

The disclosure has been revised to address the missing risk factor information.

Dilution, page 14

5.

It appears that you are calculating your dilution using gross proceeds instead of net offering proceeds as presented in your use of proceeds table on page 13. Please revise your dilution table accordingly.

The dilution table has been adjusted.

Management’s Discussion and Analysis of Financial Condition and Results, page 16

General

6.

We note your response to comment 16 from our letter dated March 12, 2012. You have discussed the reason for the decrease in general and administrative costs from the year ended December 31, 2011 to the year ended December 31, 2010. Please also discuss the business reasons for changes in other line items of your statements of operations such as sales, depreciation and other income (expense). Refer to Item 303(b) of Regulation S-K.

The disclosure has been revised to discuss the appropriate items.

Financial Statements General

7.

Please note the updating requirements of Rule 8-08 of Regulation S-X, as applicable.

The disclosure has been revised to meet the updating requirements of Rule 8-08 of Regulation S-X.

8.

You restated your financial statements for the year ended December 31, 2010 in your Form S-1/A filed on April 27, 2012. Please include a prominent restatement footnote in your financial statements that describes the nature of each restatement, including full compliance with the disclosures required by ASC 250-10-50-7 through ASC 250-10-50-9.

The restatement of the December 31, 2010 financial statements has been added to the disclosure.

Report of Independent Registered Public Accounting Firm, page 31

9.

We note your response to comment 26 from our letter dated March 12, 2012. As previously requested, please arrange with your auditors to have them revise their report to state, if true, that the auditors conducted their audit in accordance with “standards” of the Public Company Accounting Oversight Board (United States) instead of “auditing standards.” See SEC Release 33-8422 and PCAOB Auditing Standard No. 1.

The disclosure has been revised for accuracy.

Statements of Operations, page 33

10. In response to comment 27 from our letter dated March 12, 2012, it appears that you have removed cost of goods sold and gross profit from your filing. It is not clear why you no longer have cost of goods sold related to your sales for the year ended December 31, 2010 and 2011. If you still have cost of goods sold, please revise your statements of operations for each period presented to appropriately reflect these amounts. Please also disclose throughout the filing that cost of goods sold is exclusive of depreciation, if applicable. Refer to SAB Topic 11:B.

When the S-1 was filed on April 27, 2012, and after reading your comment concerning the cost of goods sold, the cost of goods sold was netted against sales rather than being separately stated.

This has been correct to present sales, net of any discounts and allowances, and cost of goods sold, exclusive of depreciation, as separate items as originally presented in the February 14, 2012 filing.

11. In your Form S-1 filed on February 14, 2012, your statements of operations showed sales of $214,120 for the year ended December 31, 2010. However, in your Form S-1/A filed on April 27, 2012, your statements of operations currently show net sales of $111,393 for the year ended December 31, 2010. Please explain to us the reasons for the changes in your sales amounts in your statement of operations for the year ended December 31, 2010.

See comment to number 10 above.

12. We note your response to comment 28 from our letter dated March 12, 2012. Please revise your earnings per share caption to include both basic and diluted earnings per share for all periods presented. Refer to ASC 260-10-45-2.

The earnings per share has been revised to present both basic and diluted earnings.

Statements of Cash Flows, page 35

13. Your net income for the year ended December 31, 2011 of $16,604 does not agree to the net income on your statement of operations on page 33. Please revise your statements of cash flows, accordingly.

This has been corrected and agrees with the 2010 restated financial statements.  See the note to the financial statements concerning the restatement.

1. Summary of Significant Accounting Policies, page 36 Property and Equipment, page 36

14. We note your response to comment 30 from our letter dated March 12, 2012. Please update your property and equipment table to also present an amount for total property and equipment, at cost for the year ended December 31, 2011.

This table has been updated to reflect property and equipment at cost at December 31, 2011.

4. Other Income (Expense), page 41

15. In 2011, you included forgiveness of debt of $110,850 in other income (expense). Please disclose the facts and circumstances surrounding this forgiveness of debt. Please specifically disclose the parties involved in the transaction and indicate whether the other party is a related party or not. Please also tell us how this forgiveness of debt was reflected in your statement of cash flows for the year ended December 31, 2011.

The disclosure was revised to properly disclose the information about the forgiveness of debt.

16. In 2011, you included a loss of disposition on Montana operations of $50,188 in other income (expense). Please disclose the facts and circumstances surrounding this disposition of assets here or in your property and equipment note on page 36. Please tell us how you determined that this loss on disposition should be reflected as other income (expense) instead of as a component of operating loss for the year ended December 31, 2011.

The loss on the disposition of the Montana operations represents the undepreciated balance of leasehold improvements.  The leasehold improvements were made to the office rather than specific operating assets.

However, this has been reclassified to operating expenses to more accurately reflect the use of the leasehold improvements for operating purposes.

17. Please disclose the facts and circumstances surrounding your kodiak income and nonoperating process income recorded in 2011. Please tell us how you determined that your kodiak and nonoperating process income should be recorded as other income in your statement of operations for the year ended December 31, 2011.

The disclosure has been revised to discuss the Kodiak income and nonoperating process income.

Item 14. Indemnification of Directors and Officers, page 44

18. Please revise this section to state the general effect of the indemnification provisions in your company bylaws. Please move your current disclosure to the Undertakings section of your registration statement. See Item 512(h) of Regulation S-K.

The disclosure has been updated to state the general effect of the indemnification provisions in the bylaws.

Exhibit 23

19. We note your response to comment 39 from our letter dated March 12, 2012. As previously requested, please make arrangements with your auditor for them to also refer in their consent to the inclusion of their name under the Experts section of the Form S- 1/A. Please also arrange for them to reference each of the two years ended December 31, 2011. In addition, since their report is included in the Form S-1/A, please also arrange for them to remove the “incorporation by reference” wording. Please also arrange for them to refer to Form S-1/A, rather than Form S-1.

The consent form has been revised to include the auditor’s consent for the inclusion of their name in the Experts section of the Form S-1/A, to remove the “incorporation by reference” wording and change the reference to the Form being filed from S-1 to S-1/A.

Thank you for your time and consideration in this matter.  Please do not hesitate to contact us if you have any questions regarding the above.

Sincerely,

J.M. Walker & Associates

By:

/s/Zachary B. Walker

Zachary B. Walker

Attorney At Law